[redacted]

SECURITI 05037970 N

RECEIVED FEB 2 8 2005 213 SEC MAIL PROCESSING SECTION WASH, D.C.

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blossom Street Capital, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5847 San Felipe, 17th Floor

(No. and Street)

Houston	Texas	77057
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Goldstein 713-821-1541

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinstein Spira & Company, P.C.

(Name – *if individual, state last, first, middle name*)

Three Greenway Plaza, Suite 1750	Houston, Texas		77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TLH 3/11

OATH OR AFFIRMATION

I, Jason Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blossom Street Capital, L.P., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jason B Goldstein

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLOSSOM STREET CAPITAL, L.P.

Houston, Texas

ANNUAL FINANCIAL REPORT

December 31, 2004

WEINSTEIN SPIRA & COMPANY

Certified Public Accountants
and Business Advisors

TABLE OF CONTENTS

WEINSTEIN SPIRA & COMPANY

Certified Public Accountants and Business Advisors

Independent Auditors' Report

To the Partners
Blossom Street Capital, L.P.
Houston, Texas

We have audited the accompanying Statement of Financial Condition of Blossom Street Capital, L.P. as of December 31, 2004, and the related Statements of Loss, Changes in Partners' Capital (Deficit), and Cash Flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blossom Street Capital, L.P. as of December 31, 2004, and the results of its operations and its cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinstein Spira & Company, P.C.

WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
January 12, 2005

Three Greenway Plaza, Suite 1750 • Houston, Texas 77046 • 713.622.7000 • Fax: 713.843.4800
email@weinsteinspira.com • www.weinsteinspira.com
A Member of AGN International

BLOSSOM STREET CAPITAL, L.P.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Current Assets	
Cash and cash equivalents	$ 450,893
Prepaid expenses	123
Total Current Assets	451,016
Equipment, Net of Accumulated Depreciation of $1,870	6,092
Deposits	5,000
	$ 462,108

LIABILITIES

Current Liabilities	
Accrued expenses	$ 20,095
Current obligation under capital leases	2,503
Advance from limited partner	364
Total Current Liabilities	22,962
Long-Term Obligation Under Capital Leases	964
	23,926

PARTNERS' CAPITAL (DEFICIT)

General Partner	(2,576)
Limited Partners	440,758
	438,182
	$ 462,108

See independent auditors' report and notes to financial statements.

BLOSSOM STREET CAPITAL, L.P.
STATEMENT OF LOSS
For the Year Ended December 31, 2004

Expenses	
Salaries	$ 95,019
Marketing	32,572
Rent	10,000
Legal and professional	10,071
Depreciation	1,837
Other	50,544
Loss from Operations	200,043
Other Expenses	
Interest	250
Net Loss	$ (200,293)

See independent auditors' report and notes to financial statements.

BLOSSOM STREET CAPITAL, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)
For the Year Ended December 31, 2004

	General Partner	Limited Partners	Total
Balance - December 31, 2003	$ (922)	$ (2,219)	$ **(3,141)**
Net loss for the period from January 1, 2004 through July 14, 2004	(875)	(25,368)	**(26,243)**
Legal fees associated with acquiring capital	(779)	(22,605)	**(23,384)**
Capital Contributions		665,000	**665,000**
Net loss for the period from July 15, 2004 through December 31, 2004		(174,050)	**(174,050)**
Balance - December 31, 2004	$ (2,576)	$ 440,758	$ **438,182**

See independent auditors' report and notes to financial statements.

BLOSSOM STREET CAPITAL, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

Cash Flows From Operating Activities		
Net loss	$	(200,293)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		1,837
Decrease in accrued expenses		(1,283)
Increase in prepaid expenses		(123)
Increase in deposits		(5,000)
Net Cash Used in Operating Activities		(204,862)
Cash Flows from Investing Activities		
Capital expenditures		(3,094)
Net Cash Used in Investing Activities		(3,094)
Cash Flows from Financing Activities		
Contributed capital		665,000
Legal fees associated with acquiring capital		(23,384)
Payments on capital lease obligation		(204)
Proceeds from partner advance		364
Net Cash Provided by Financing Activities		641,776
Net Increase in Cash and Cash Equivalents		433,820
Cash and Cash Equivalents - Beginning of Year		17,073
Cash and Cash Equivalents - End of Year	$	450,893
Noncash Investing and Financing Activities		
Equipment purchased with capital lease	$	3,671
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for interest	$	250

See independent auditors' report and notes to financial statements.

Note 1 - Description of Business

Blossom Street Capital, L.P. (the Partnership) was formed on November 20, 2003, as a Delaware Limited Partnership. Effective July 15, 2004, the Partnership amended its partnership agreement to admit three additional limited partners.

The Partnership was established to provide investment banking services for small and mid-sized private companies specializing in the private placement of equity and debt securities.

On March 17, 2004, the Partnership was granted registration by the Securities and Exchange Commission pursuant to Rule 15(b) of the Securities Exchange Act of 1934. The Partnership is a member of the National Association of Securities Dealers.

Note 2 - Accounting Policies

Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Revenue Recognition

Revenues for financial advisory services are recognized over the term of the related engagement, while transaction service fees are recognized upon consummation of a transaction. No revenues were recorded for the year ended December 31, 2004.

Cash and Cash Equivalents

The Partnership considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2004, there were deposits in excess of federally insured limits.

Equipment

Equipment is presented at cost. Depreciation is computed on the straight-line method over estimated useful lives of 3 years.

Partnership Allocations and Distributions

Allocations of profits are made first to the general partner, until the cumulative profits allocated to the general partner equal the cumulative losses allocated to the general partner for all prior periods. Secondly, profits are allocated to each limited partner with respect to their units of partnership interest owned, until the cumulative profits allocated to each limited partner equals the cumulative losses allocated to each limited partner for all prior periods. Finally, any remaining profits are allocated among all partners with respect to their units of partnership interests owned.

Allocations of losses are made first to all partners with respect to their units of partnership interest owned, until the cumulative losses allocated equal the cumulative profits allocated to each partner for all prior periods. Secondly, losses are allocated to each partner in proportion to their respective positive adjusted capital account balances that would, at most, bring their respective capital account balances to zero. Finally, any remaining loss would be allocated to the general partner.

Distributions are made to partners in accordance with their respective units of partnership interest owned, in amounts to be determined at the discretion of the general partner.

Federal Income Tax

Income taxes have not been provided for by the Partnership because the partners are individually liable for taxes on their share of Partnership taxable income (loss).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Capital Leases

The Partnership has entered into two equipment leases with a third party. The present value of these leases is capitalized in accordance with Financial Accounting Standards No. 13. The terms of these leases are three years, expiring in 2007.

The following is a schedule of future minimum lease payments under the capital leases, together with the present value of the net minimum lease payments as of December 31, 2004:

Year Ending December 31,	Amount
2005	$ 1,836
2006	1,836
2007	1,382
Total minimum lease payments	5,054
Less: Amount representing interest	1,587
Present value of minimum lease payments	3,467
Less: Current portion	2,503
Long-Term Obligations Under Capital Lease	$ 964

Assets recorded under capital leases consist of:

Equipment	$ 3,671
Less: Accumulated depreciation	407
	$ 3,264

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2004, or in the procedures followed in making the periodic computation required. At December 31, 2004, the Partnership had net capital of $426,967 and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was .06 to 1. The Securities and Exchange Commission permits a ratio for the Partnership at this time of no greater than 15 to 1.

Note 5 - Changes in Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2004, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in this financial statement.

SUPPLEMENTARY INFORMATION

SCHEDULE I
BLOSSOM STREET CAPITAL, L.P.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Net Capital		
Total Partners' Capital Qualified for Net Capital		$ 438,182
Total Capital and Allowable Subordinated Liabilities		438,182
Deductions And/Or Charges		
Nonallowable assets:		
Equipment, net	$ 6,092	
Prepaid expenses	123	
Deposits	5,000	11,215
Net Capital Before Haircuts on Securities Positions		426,967
Haircuts on Securities		
Net Capital		$ 426,967
Aggregate Indebtedness		
Items included in balance sheet:		
Accrued expenses	$ 20,095	
Current obligation under capital leases	2,503	
Advance from limited partner	364	
Long-term obligation under capital leases	964	$ 23,926
Computation of Basic Net Capital Requirements		
Minimum Net Capital Required (6.67% of total aggregate indebtedness)		$ 1,600
Minimum Dollar Net Capital Requirement		$ 5,000
Net Capital Requirement (greater of above two minimum requirement amounts)		$ 5,000
Excess Net Capital		$ 421,967
Ratio: Aggregate Indebtedness to Net Capital		.06 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2004, filed with the Securities and Exchange Commission by the corporation on Part IIA of Form X-17a-5.

SCHEDULE II
BLOSSOM STREET CAPITAL, L.P.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2004

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(iii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

WEINSTEIN
SPIRA
& COMPANY

Certified Public Accountants
and Business Advisors

Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors
Blossom Street Capital, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of Blossom Street Capital, L.P. (the Partnership) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Three Greenway Plaza, Suite 1750 • Houston, Texas 77046 • 713.622.7000 • Fax: 713.843.4800
email@weinsteinspira.com • www.weinsteinspira.com
A Member of AGN International

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Weinstein Spira & Company, P.C.

WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
January 12, 2005